Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Partners of
Crosstex Energy, L.P.:
     We consent to the incorporation by reference in this registration statement on Form S-8 of Crosstex Energy, L.P. of our reports dated March 14, 2005, with respect to the consolidated balance sheets of Crosstex Energy, L.P. as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in partners’ equity, comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2004, and all related financial statement schedules, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 and the effectiveness of internal control over financial reporting as of December 31, 2004, which reports are included in Crosstex Energy, L.P.’s Annual Report on Form 10-K for the year ended December 31, 2004.
KPMG LLP
Dallas, Texas
August 17, 2005